

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via E-mail
Ruth Porat
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:**   **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your response dated June 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business

Institutional Securities

Commodities, page 4

1. Please address the following regarding your response to prior comment two:

- Please confirm that in future filings you will disclose the information you provided related to your market making activities in various types of commodities and commodity-related assets or instruments, including your revenue streams and the other parties that make markets in the same commodities.

- Tell us in greater detail the nature of your other energy-related activities, including crude oil, oil products, natural gas, electric power, emission credits, coal, liquefied natural gas, and related products. Specify the ownership structures for those activities, and quantify the amounts related to these activities as they are reflected in your financial statements by category of activity.

Financial Holding Company

Scope of Permitted Activities, page 9

2. Refer to your response to prior comment three and provide proposed disclosure to be included in your next Form 10-Q. If true, please confirm that such disclosure will clearly address the status of your interactions with the Federal Reserve on these matters and the specific activities you plan execute in order to conform to the requirements of the BHC Act including divestment activities. Please quantify the impact of such activities, and identify the respective timeframes of any divestitures. If you believe the impact of such activities is not material, disclose that fact as well as the status of your interactions with the Federal Reserve.

Activities Restrictions under the Volcker Rule, page 10

3. Refer to your response to prior comment four. Please revise your disclosure in future filings to address your plans to dispose of your in-house quantitative proprietary trading unit, Process Driven Trading, in 2012 in advance of the effectiveness of the Volcker Rule, and the impact of this trading unit on your financial condition, results of operations, and liquidity for each period presented. Additionally, if true please revise your disclosure in future filings to state that you cannot currently identify the trading desks and other related business units or other activities that might be within the scope of the final regulatory definition of proprietary trading. Disclose the extent to which you are monitoring regulatory developments related to the Volcker Rule and confirm in your disclosure that when the regulations are final, you will be in a position to complete your review of your relevant activities and make plans to implement compliance with the Rule.

Item 1A. Risk Factors, page 23

4. We note from your response to prior comment five that you are reviewing your proprietary trading operations, that the regulations implementing the substantive Volcker Rule provisions have not been published and that you believe you can not quantify how the Volcker Rule may impact your business. However, it is not clear why you have not disclosed how you define "proprietary trading" or quantified the revenues generated from your proprietary trading business. Please include a risk factor in future filings that does so. The risk factor should address the fact that the Volker Rule has not yet defined proprietary trading and may be more inclusive or exclusive than your definition. It should also describe the risks associated with the potential elimination of your proprietary trading business (as you define it) and businesses that, while falling outside of your definition, may qualify as proprietary trading under the Volcker Rule.

5. We note your response to prior comment six. Please expand your risk factor disclosure in future filings to quantify your Monoline exposures and quantify the costs of your hedging program. Additionally, revise Management's Discussion and Analysis of Financial Condition and Results of Operations to explain why your hedging program continues to become more costly and difficult to effect.

6. We note your response to prior comment seven and we reissue the comment. Please note, cross referencing the discussion to other parts of your document that contain the details that allow investors to understand the magnitude of the risk and consequences is not sufficient.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segments, page 54

7. Refer to your response to prior comment ten. Please revise your disclosure in future filings to clarify the nature of the significant sales restrictions placed on your principal transactions – investments, and describe the nature and amount of such investments.

8. Refer to your response to prior comment ten. Please tell us what consideration you gave to including a tabular disclosure by business or related product type for your revenues in the Global Wealth Management Group segment similar to the sales and trading revenues by business table disclosed on page 58. If you have revenues by business or product type available for this segment, please revise your disclosure in future filings to include such information.

Liquidity and Capital Resources

Global Liquidity Reserve, page 85

9. Refer to your response to prior comment 11. Please revise your disclosure in future filings to separately disclose your global liquidity reserve by foreign and domestic Non-bank and Bank subsidiaries.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Credit Risk

Institutional Securities Activities

Credit Exposure – Corporate Lending

"Event-Driven" Loans and Lending Commitments at December 31, 2010 and December 31, 2009, page 109

10. Refer to your response to prior comment 13. Please clarify whether you intend to include the discussion from your response in future filing disclosures. Additionally, please revise your disclosure in future filings to clarify the meaning of the term, distributions, and state the types of entities to which you sell or distribute the event-driven loans, including your relationship with such entities.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

11. Your references to "performance priorities set at the beginning of the year," "objective performance goals," and "qualitative priorities" indicate that performance based compensation is based on the achievement of preset goals. Please provide draft disclosure to be included in future filings identifying quantitative and qualitative goals used to determine performance based awards. To the extent that goals were set as thresholds or ranges, this information should be disclosed. When discussing performance based awards, you should indicate the extent to which goals were achieved. To the extent that there were specific goals for each named executive officer, the goals should be separately identified.

12. We note your disclosure on pages 23 and 32 that Mr. Gorman's compensation for 2010 was lower than his 2009 compensation because you did not meet "certain financial priorities" during 2010. Please tell us what financial priorities were not

met and specifically describe how not meeting the priorities affected Mr.
Gorman's 2010 compensation.

13. We note your disclosure on page 26 relating to target PSUs earned, as determined
by applying the applicable MS ROE and MS TSR Rank multiplier to the target
award. Please disclose the target awards.

Item 15. Exhibits and Financial Statement Schedules

14. We note your response to prior comment 26. We are not persuaded that the
documents related to the joint ventures are not material contracts. In particular,
we note the parenthetical qualification in your response indicating that the rights
and obligations under the agreements disclosed in your Form 10-K are material.
Please file the documents related to the joint ventures as exhibits to your
upcoming Form 10-Q.

Exhibit 10.2

15. We note your response to prior comment 27. Please tell us how you concluded
that the joint venture agreement is the type of agreement contemplated by Item
601(b)(2) of Regulation S-K, as opposed to Item 601(b)(10).

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

6. Variable Interest Entities and Securitization Activities, page 34

16. You disclose that your involvement with VIEs arises from structuring of credit-
linked notes or other asset-repackaged notes designed to meet the investment
objectives of clients. Please tell us whether your credit-linked notes and other
asset-repackaged notes include re-securitization transactions, and if so, please
address the following:

- Confirm the amount of re-securitization vehicles you consolidate and the
amount you do not consolidate, and provide us with you accounting analysis
to support whether you consolidate the vehicles.

- Quantify the total assets of your re-securitization vehicles and amount of
securities that were re-securitized in the periods presented.

- Quantify the impact of these vehicles on your consolidated financial position
and results of operations for all periods presented, including the amount of

interest held in unconsolidated re-securitization vehicles and total assets and liabilities in consolidated vehicles.

- Tell us what years you participated in re-securitization activities.

- Tell us whether your clients are requesting the re-securitization, the types of parties that request your assistance in performing the re-securitization, and discuss their role in the design of the vehicle and the structure of the securities to be issued.

- Tell us whether there are situations in which you are doing re-securitizations for your own liquidity or capital purposes, and tell us the other parties involved that have discretion over the design of the vehicle.

17. You consolidate certain of your mortgage and asset-backed securitizations and collateralized debt obligations, and do not consolidate certain others since you are not the primary beneficiary. You disclose that you consider servicing and collateral management decisions as representing the power to make the most significant economic decisions in transactions such as securitizations or collateral debt obligations. Please tell us, and expand your disclosure in future filings to address the following:

- The specific key differences resulting in the non-consolidation of certain of your securitizations and collateralized debt obligations. For example, clarify whether the key difference is the lack of power over the vehicles, or the lack of an obligation to either absorb losses or receive benefits that could potentially be significant and the nature of the key difference.

- Clarify the roles you maintain or are required to maintain for the securitization vehicles for which you do not consolidate.

- We note that you disclose on page 177 of your Form 10-K that you do not provide additional support in securitization transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives, and although not obligated, you generally make a market in the securities issued by SPEs in these transactions. Please describe the circumstances where you have purchased assets or provided other forms of liquidity, for securitization and collateralized debt obligation vehicles, but were not required to do so. Specifically, address the business reasons for such purchases or liquidity, including whether you were providing protection to security investors or your customers.

- Discuss the reasons certain deals are structured to result in your qualifying or not qualifying as the primary beneficiary.

- Identify the parties that drive the structure of the vehicles.

18. Segment and Geographic Information

Geographic Information, page 69

18. It appears that you omitted the regional view of your income (loss) from continuing operations before income taxes, net income (loss) applicable to the company and total assets. Please confirm that you will include this information in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Significant Items

Morgan Stanley Debt, page 80

19. You disclose net revenues reflected negative revenues of $189 million in the quarter ended March 31, 2011 from the tightening of your credit spreads on certain long-term and short-term borrowings, primarily structured notes that are accounted for at fair value. We also note you recorded a loss on long-term borrowings for which the fair value option was elected of $1.266 billion in Principal Transactions – Trading in the quarter ended March 31, 2011 as disclosed on page 27. Please revise your disclosure in future filings to more clearly describe the underlying reasons for the loss on your long-term borrowings recorded at fair value that was not due to your own credit quality.

Business Segments

Institutional Securities

Investment Banking, page 84

20. You disclose that Investment banking revenues for the quarter ended March 31, 2011 increased 14% from the comparable period in 2010, reflecting higher revenues from equity and fixed income underwriting transactions and higher advisory fees. Please revise your disclosure in future filings to include tabular disclosure regarding the volume of transactions underlying your underwriting and advisory fee revenues. Specifically, consider quantifying the volume of equity offerings and fixed income offerings for which you received underwriting revenues, as well as announced and completed mergers, acquisitions and restructuring transactions for which you received advisory revenues.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

VaR, page 115

21. You disclose that you use VaR as one of a range of risk management tools and
    VaR methodology has various strengths and limitations, which include, but are
    not limited to use of historical changes in market risk factors, which may not be
    accurate predictors of future market conditions, and may not fully incorporate the
    risk of extreme market events that are outsized relative to observed historical
    market behavior or reflect the historical distribution of results beyond the 95%
    confidence interval; and reporting of losses in a single day, which does not reflect
    the risk of positions that cannot be liquidated or hedged in one day. Please tell us
    and revise your disclosure in future filings to address the following:

    • Discuss whether you perform any stress testing on your VaR model, and if so,
      describe the stress scenarios.

    • Disclose the number of factors you utilize when calculating VaR.

Distribution of VaR Statistics and Net Revenues for the quarter ended March 31, 2011,
page 117

22. You disclose that assuming no intra-day trading, for a 95%/one-day VaR, the
    expected number of times that trading losses should exceed VaR during the year
    is 13, and, in general, if trading losses were to exceed VaR more than 21 times in
    a year, the accuracy of the VaR model could be questioned. Additionally, you
    disclose on page 118 that during the quarter ended March 31, 2011, you
    experienced net trading losses on three days, none of which were in excess of the
    95%/one-day Trading VaR. We also note per review of your Form 10-K that
    during 2010, you experienced net trading losses on 38 days, with zero excesses of
    the 95%/one-day Trading VaR. In light of this disclosure, please address the
    following related to your one-day VaR:

    • Given that your trading losses have not exceeded your 95%/one-day VaR in
      the most recent fiscal year and fiscal quarter, please tell us how you
      determined your VaR model is statistically appropriate in light of so few
      exceptions over this period of time. Also, please tell us about any work you
      performed to validate the appropriateness of your model in light of the fact
      that it is not performing as statistically predicted.

    • Address any changes you made, or plan to make, to your VaR methodology or
      assumptions during the periods presented, particularly highlighting any
      changes made because no trading losses were in excess of your 95%/one-day
      VaR.

Credit Risk

Country Exposure, page 124

23. We note your disclosure, on page 125, of credit exposure from your primary corporate loans and lending commitments and OTC derivative products by country based on the domicile of the counterparty. We also note your disclosure of cross-border outstandings to foreign governments on page 259 of your Form 10-K. Please revise your disclosure in future filings to quantify the amount of your gross exposure specifically to foreign governments including loans and lending commitments, OTC derivative products, any other derivative products, and sovereign government obligations.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief